Hudbay and Copper Mountain Combine to Create a Premier Americas-Focused Copper Producer

  Creates 150,000-tonnes-per-year copper producer with long-life mines and a world-class pipeline of organic copper growth projects
  Combined company creates the 3rd largest copper producer in Canada
  All-share combination based on strong industrial logic and compelling value for shareholders
  Complementary assets with opportunity to unlock US$30 millioni per year in operating efficiencies and corporate synergies
  Repositions the combined company for a valuation re-rate as a larger, more diversified copper producer with enhanced liquidity

Toronto, Ontario, April 13, 2023 - Hudbay Minerals Inc. ("Hudbay") (TSX, NYSE: HBM) and Copper Mountain Mining Corporation ("Copper Mountain") (TSX: CMMC, ASX: C6C) are pleased to announce that they have entered into a definitive agreement (the "Arrangement Agreement") pursuant to which Hudbay will acquire all of the issued and outstanding common shares of Copper Mountain, pursuant to a court approved plan of arrangement (the "Transaction").

The Transaction will create a premier Americas-focused copper mining company that is well-positioned to deliver sustainable cash flows from an operating portfolio of three long-life mines, as well as compelling organic growth from a world-class pipeline of copper expansion and development projects. All assets in the combined portfolio are located in tier-one mining-friendly jurisdictions of Canada, Peru and the United States. The combined company represents the third largest copper producer in Canada based on 2023 estimated copper productionii.

Peter Kukielski, Hudbay's President and Chief Executive Officer, commented, "This transaction represents a unique opportunity to combine complementary assets and leverage our technical expertise to create value for the shareholders of both Hudbay and Copper Mountain. We estimate that this combination could unlock US$30 million per year in operating efficiencies and corporate synergies, and it is accretive to Hudbay's key per share metrics. With an expanded copper production profile, a low-cost position on the copper curve and an enviable copper growth pipeline, the combined company is expected to generate robust cash flows through the cycle and achieve attractive returns by efficiently allocating capital to the highest risk-adjusted return opportunities in the combined project portfolio. Most importantly, the combined company will be underpinned by our shared commitment to the highest safety and ESG standards."

Edward Dowling, Copper Mountain's Chair of the Board of Directors, stated, "The strategic rationale of the transaction is compelling on many levels, and the combined company is well-positioned to create sustainable value for all stakeholders. This transaction provides Copper Mountain shareholders with an attractive premium and the opportunity to participate in a more diversified portfolio of three operating assets and a leading organic copper growth pipeline."

Gil Clausen, Copper Mountain's President and Chief Executive Officer, added, "We are very pleased to be entering into this combination with Hudbay. The Copper Mountain team has done a tremendous job as seen through the positive momentum at the mine, and I am extremely proud of the team's efforts. The mine is now at a point where it will benefit from the additional support available from Hudbay's strong in-house technical services team. There also remains significant potential to unlock further value by leveraging the best practices of both companies."

Strategic Rationale of the Transaction

The combination of Hudbay and Copper Mountain is on-strategy with strong industrial logic that will offer both sets of shareholders compelling benefits, as highlighted below:

  Scale - a larger-scale platform with three long-life operating mines with exploration and expansion upside, three large-scale development projects and one of the largest mineral resource bases among intermediate copper producers;
  Diversification - a geographically balanced portfolio in tier-one mining jurisdictions with approximately 55% of net asset valueiii ("NAV") estimated to be from North American assets and 45% of NAV estimated to be from South American assets;
  Copper-Focused - a copper-focused portfolio with expected 2023 copper production of more than 150,000 tonnes in the second quartile position on the copper cost curveiv, complemented by meaningful gold production;
  Efficiencies - an estimated US$30 millioni per year of operating efficiencies and corporate synergies, including approximately US$20 million per year from operating cost reductions through the application of Hudbay's operating efficiency practices to the Copper Mountain mine;
  Deleveraging - well-positioned for accelerated deleveraging in the near-term from increased diversification of cash flows and enhanced exposure to rising copper prices;
  Capital Allocation - an ability to maximize value from a larger organic growth pipeline by more efficiently allocating capital to projects that yield the highest risk-adjusted returns; the combined company's greater cash flow generation and strong balance sheet will enhance the ability to advance brownfield expansion opportunities and prudently develop Hudbay's Copper World project in Arizona, which will deliver meaningful growth to the combined company; and
  Valuation Re-rating Potential - the strategic and financial benefits from the Transaction ultimately position the combined company for a valuation re-rating.

Transaction Terms

Under the terms of the Arrangement Agreement, each Copper Mountain shareholder will receive 0.381 of a Hudbay common share for each Copper Mountain common share held.

The Transaction consideration represents approximately C$2.67 per Copper Mountain common share and a US$439 million equity value based on Hudbay's closing share price on April 12, 2023. The Transaction consideration represents a 23% premium to Copper Mountain shareholders based Hudbay's and Copper Mountain's 10-day volume-weighted-average share prices on April 12, 2023.

Copper Mountain's and Hudbay's respective officers and directors have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their shares in favor of the Transaction.

Following the closing of the Transaction, the Board of Directors of Hudbay will include two directors from the Board of Directors of Copper Mountain, and the management team of Hudbay will include select members from the management team of Copper Mountain. In addition, existing Hudbay and Copper Mountain shareholders will own approximately 76% and 24% of Hudbay, respectively.

In light of the Transaction, Gil Clausen has postponed his retirement and will remain as President and Chief Executive Officer of Copper Mountain until closing.

Transaction Conditions and Timing

The Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). The arrangement will require the approval of at least 66 2/3% of the votes cast by the shareholders of Copper Mountain at a special meeting of Copper Mountain shareholders held to consider the Transaction. The issuance of shares by Hudbay under the Transaction is subject to the approval of a simple majority of the votes cast by Hudbay shareholders at a special meeting of Hudbay shareholders.

In addition to shareholder approvals, the Transaction is subject to the satisfaction of certain other closing conditions customary in transactions of this nature, including clearance under the Competition Act (Canada), B.C. court approval and applicable stock exchange approvals.

The Arrangement Agreement contains customary reciprocal deal-protection provisions including non-solicitation covenants and a right to match any Superior Proposal (as defined in the Arrangement Agreement). Under certain circumstances, Hudbay and Copper Mountain would be entitled to a termination fee equal to a percentage of respective equity values.

The Transaction is expected to be completed late in the second quarter or early in the third quarter of 2023. Following completion of the Transaction, the shares of Copper Mountain will be de-listed from the Toronto Stock Exchange and the Australian Securities Exchange.

Board of Directors' Recommendations

After consultation with its financial and legal advisors, the Board of Directors of Hudbay unanimously approved the entering into of the Arrangement Agreement. The Board of Directors of Hudbay recommends that Hudbay shareholders vote in favor of the Transaction.

TD Securities Inc. has provided a fairness opinion to the Hudbay Board of Directors, stating to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be paid by Hudbay in the Transaction is fair, from a financial point of view, to Hudbay.

Copper Mountain appointed a special committee of independent directors (the "Copper Mountain Special Committee") to consider and make a recommendation with respect to the Transaction. Based on the unanimous recommendation of the Copper Mountain Special Committee, and after consultation with its financial and legal advisors, the Board of Directors of Copper Mountain has unanimously approved the entering into of the Arrangement Agreement. The Board of Directors of Copper Mountain recommends that Copper Mountain shareholders vote in favor of the Transaction.

CIBC World Markets Inc. and Origin Merchant Partners have each provided a fairness opinion to the Copper Mountain Board of Directors and the Copper Mountain Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by the Copper Mountain shareholders is fair, from a financial point of view, to such shareholders.

Advisors and Counsel

Citi is acting as financial advisor to Hudbay and Goodmans LLP and Baker McKenzie LLP are acting as legal counsel to Hudbay.

CIBC Capital Markets is acting as financial advisor to Copper Mountain and Davies Ward Phillips & Vineberg LLP is acting as legal counsel to Copper Mountain and the Special Committee.

Analyst and Investor Webcast and Conference Call

Hudbay and Copper Mountain will host a joint conference call on Thursday, April 13, 2023, at 8:30 a.m. ET to discuss the Transaction. A copy of the presentation and webcast audio will be available on Hudbay's website following the conference call.

Conference Call and Webcast Details:

Date:	Thursday, April 13, 2023
Time:	8:30 a.m. ET
Webcast:	www.hudbay.com
Dial in:	1-416-915-3239 or 1-800-319-4610

About Hudbay Minerals Inc.

Hudbay (TSX, NYSE: HBM) is a diversified mining company with long-life assets in North and South America. The company's Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Its Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay has an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. Further information about Hudbay can be found on www.hudbay.com.

About Copper Mountain Mining Corporation

Copper Mountain owns 75% of the Copper Mountain Mine, which is located in southern British Columbia near the town of Princeton. The Copper Mountain Mine produces approximately 100 million pounds of copper equivalent on average per year. Copper Mountain trades on the Toronto Stock Exchange under the symbol "CMMC" and Australian Stock Exchange under the symbol "C6C". Additional information is available on the company's web page at www.CuMtn.com.

Forward-Looking Information

This release contains certain "forward looking statements" and certain "forward-looking information" as "defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relate to future events or future performance and reflect Hudbay's and Copper Mountain's expectations or beliefs regarding future events. Forward-looking statements include, but are not limited to statements with respect to the consummation and timing of the Transaction; approval by Copper Mountain's and Hudbay's shareholders; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of the Transaction; growth potential and expectations regarding the timing, receipt and anticipated effects of court, regulatory and other consents and approvals; the impact of the Transaction on shareholders of Hudbay and Copper Mountain and other stakeholders and other anticipated benefits of the Transaction. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, amongst others, risks related to failure to receive approval by Copper Mountain shareholders, the required court, regulatory and other consents and approvals to effect the Transaction, the potential of a third party making a superior proposal to the Transaction, the possibility that the Arrangement Agreement could be terminated under certain circumstances.

Forward-looking information are based on management of the parties' reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Such factors, among other things, include: business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of copper or certain other commodities; change in national and local governments, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); discrepancies between actual and estimated metallurgical recoveries; inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties.

Hudbay and Copper Mountain undertake no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

For investor and media inquiries, please contact:

Hudbay

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

Copper Mountain

Tom Halton

Director, Investor Relations and Corporate Communications

(604) 682-2992

Tom.Halton@CuMtn.com

________________________

i Pre-tax annual synergies achieved over the course of 3 years.

ii Sourced from company filings and Wood Mackenzie research.

iii NAV is based on analyst consensus estimates.

iv Based on Wood Mackenzie's 2023 by-product C1 copper cost curve (Q4 2022 dataset).